May 25, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Fuller & Thaler Behavioral Core Equity Fund, a series of the Capital Series Trust (Commission File Number 333-205892), formerly the AllianzGI Behavioral Advantage Large Cap Fund, a series of Allianz Funds Multi-Strategy Trust (Commission File Number 333-148624), (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 77K of Form N-SAR, as part of the Form N-SAR of Fuller & Thaler Behavioral Core Equity Fund dated May 27, 2016. We agree with the statements concerning our Firm in such Form N-SAR.

Very truly yours,

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

N-SAR Item 77K: Changes in registrant’s certifying accountant

In connection with the reorganization of the AllianzGI Behavioral Advantage Large Cap Fund (the “Fund”) into the Fuller & Thaler Behavior Core Equity Fund, on April 29, 2015, the Audit Committee of the Board of Trustees of the Capitol Series Trust (the “Registrant”) determined not to retain PricewaterhouseCoopers LLP (“PwC”) and approved a change of the independent registered public accountant to KPMG LLP (“KPMG”). KPMG has confirmed to the Audit Committee that they are independent auditors with respect to the Fund. As of and for the period ending September 30, 2015, and as of and for the year ending November 30, 2014, PwC served as the Fund’s independent registered public accountant. As of and for the period ending September 30, 2015, and as of and for the year ending November 30, 2014, PwC’s audit reports concerning the Fund contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, in connection with their audits as of and for the period ending September 30, 2015, and as of and for the year ending November 30, 2014, and through October 23, 2015, the date of change in independent registered public accountants of the Fund, there were no disagreements between the Fund and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of PwC would have caused it to make reference to the disagreements in its report on the financial statements for such periods. In addition, there were no reportable events of the kind described in Item 304(a)(1)(v) (A) through (D) of Regulation S-K under the Securities Exchange Act of 1934, as amended. During the Fund’s fiscal periods ending September 30, 2015 and, November 30, 2014, and through October 23, 2015, neither the Registrant nor anyone on its behalf consulted KPMG concerning (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant’s financial statements or (ii) the subject of a disagreement (as defined in paragraph (a)(1)(v) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v)(A) through (D) of said Item 304). The Registrant has provided PwC a copy of this disclosure in response to this Item 304(a) prior to the day the disclosures are filed with the Commission. PwC’s letter in response to the review of this disclosure is filed within Exhibit X.